UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

August 16, 2010

Commission File Number: 001-32328

Mechel OAO ———————————————————————————————————
(Translation of registrant’s name into English)

RUSSIAN FEDERATION ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Krasnoarmeyskaya 1, Moscow 125993 Russian Federation
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

MECHEL ANNOUNCES IMPLEMENTATION OF SUMMER HOLIDAYS PROGRAM FOR ITS SUBSIDIARIES
EMPLOYEES’ CHILDREN
Moscow, Russia – August 16, 2010 – Mechel OAO (NYSE: MTL), one of the leading
Russian mining and metals companies, continues the tradition of corporate health rehabilitation for children of its subsidiaries’ employees.
In line with Mechel OAO’s corporate program on recreation and health rehabilitation of employees’ children the company provides tours to health resort facilities for summer holidays, for the 7th time already.
This year the company continues a successful practice of corporate session at the coastal camp Morskaya Volna (The Sea Wave), located in the Krasnodar
Territory. For the first time the session becomes international. About 900 children whose parents work at 32 Group’s subsidiaries, located in 12 regions of
Russia as well as children of employees of Mechel’s Romanian plants have recreation and rehabilitation in a picturesque part of Tuapse region. The children stay at a comfortable and convenient campus having 5 meals a day.
Teachers and psychologists have developed an exciting entertaining program named
«The Country of Mechel» for the whole time of the session. Due to this program in addition to the joy of summer holidays children will obtain new skills and knowledge. The program will help them to develop, reveal their talents and perhaps choose their future profession.
Twice as many children have arrived to the Morskaya Volna сamp this year compared to the previous one. Parents paid not more than 15% of the tour cost whereas Mechel Group undertook the rest of the expenses. The company also cares about children who remain in their regions: they have vacations in local recreation and rehabilitation camps.
***
Mechel OAO
Ekaterina Videman
Tel.: +7 (495) 221-88-88
Е-mail: ekaterina.videman@mechel.com
***
Mechel is one of the leading Russian companies. Its business includes four segments: mining, steel, ferroalloy and power. Mechel unites producers of coal, iron ore concentrate, steel, rolled products, ferroalloys, hardware, heat and electric power. Mechel products are marketed domestically and internationally.
***
Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S.
Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and
Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned
“Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our
Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mechel OAO

Date: August 16, 2010	By:	Yevgeny Mikhel
	Name:	Yevgeny Mikhel
	Title:	CEO